UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

InterXion Holding N.V.

(Name of Subject Company (Issuer))

Digital Intrepid Holding B.V.

(Name of Filing Person (Offeror))

An indirect subsidiary of

Digital Realty Trust, Inc.

(Name of Filing Person (Ultimate Parent of Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary shares, nominal value €0.10 per share

(Title of Class of Securities)

N47279109

(CUSIP Number of Class of Securities)

Andrew P. Power

Chief Financial Officer

Digital Realty Trust, Inc.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

(415) 738-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Julian T.H. Kleindorfer, Esq. Charles K. Ruck, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071-1560 +1 213 485 1234	Paul Cronheim De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,956,141,752.34	$902,907.20***

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is based on the product of (1) $90.58, the average of the high and low prices per share of ordinary shares, nominal value €0.10 per share (“INXN Shares” such references including fractional shares of INXN, nominal value €0.02 per fractional share, provided that a fractional share will be treated for purposes of the definition of INXN Share as one-fifth (1/5th) of an outstanding ordinary share, nominal value €0.10 per share), of InterXion Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, registered with the trade register in the Netherlands under file number 33301892 (“INXN”), on the New York Stock Exchange on January 23, 2020, multiplied by (2) 76,795,559.2, the maximum number of INXN Shares that may be exchanged in the exchange offer. The foregoing share figures have been provided by the issuer to the offeror and are as of January 21, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$902,907.20	Filing Party:	Digital Realty Trust, Inc. and Digital Intrepid Holding B.V.
Form or Registration No.:	Schedule TO	Date Filed:	January 29, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2020, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on February 28, 2020 (together with any further amendments and supplements thereto, the “Schedule TO”) by Digital Realty Trust, Inc., a Maryland corporation (“DLR”), and Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and an indirect subsidiary of DLR (“Buyer”), relating to the offer by Buyer to exchange (the “offer”) shares of DLR common stock, par value $0.01 per share (“DLR common stock”), for all of the outstanding ordinary shares, nominal value €0.10 per share (the “INXN shares”), of InterXion Holding N.V., a public limited liability company organized under the laws of the Netherlands (“INXN”), upon the terms and subject to the conditions set forth in the Exchange Offer Prospectus, dated January 29, 2020, filed as Exhibit (a)(3) to the Schedule TO (the “Exchange Offer Prospectus”) and the related letter of transmittal filed as Exhibit (a)(1)(A) to the Schedule TO. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Exchange Offer Prospectus. This Amendment is being filed to reflect certain updates as reflected below.

Items 1 through 11.

The Exchange Offer Prospectus and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Exchange Offer Prospectus referenced below, are hereby amended and supplemented as follows:

The information set forth in the section of the Exchange Offer Prospectus entitled “The Offer” is hereby amended and supplemented by inserting the following paragraphs at the end of the section:

“At 12:01 a.m. (New York City time) on March 9, 2020, the offer expired. American Stock Transfer & Company, LLC, the exchange agent, advised Buyer that, as of the expiration time, a total of 64,732,624 INXN shares, collectively representing approximately 83.3% of the outstanding INXN shares on a fully-diluted and as-converted basis, were validly tendered and not properly withdrawn in the offer. As a result, as of the expiration time, the number of INXN shares validly tendered and not properly withdrawn pursuant to the offer satisfied the minimum condition, and all other conditions to the offer were satisfied or waived. Buyer has accepted for payment, and, as soon as practicable expects to pay for, all INXN shares validly tendered and not properly withdrawn prior to the expiration time.

Pursuant to Rule 14d-11 promulgated under the Exchange Act, Buyer has elected to provide a subsequent offering period of three business days, which commenced on March 9, 2020 and will expire at 12:01 a.m. (New York City time) on March 12, 2020. INXN shares validly tendered during the subsequent offering period will be accepted by Buyer and exchanged pursuant to the terms of the offer.

DLR and Buyer expect to consummate the post-offer reorganization pursuant to the purchase agreement as promptly as practicable after the expiration of the subsequent offering period. Promptly following the expiration of the subsequent offering period, INXN will no longer be a public traded company, and the listing of the INXN shares on the NYSE will be terminated. In addition, shares held by such individuals following the expiration of the subsequent offering period may be subject to further transfer restrictions, including potentially requiring a Dutch notarial deed of transfer.”

The information set forth in the sections of the Exchange Offer Prospectus entitled “Questions and Answers – Will there be a subsequent offering period?”, “Questions and Answers – Are there any conditions to closing of the offer that must be satisfied for the offer to be completed?”, “Questions and Answers – Will there be a subsequent offering period?”, “Questions and Answers – What are the most significant conditions to the offer, as part of the purchase agreement?”, “Summary – Extension of the Offer Period” and “Summary – Subsequent Offering Period,” as applicable, is hereby amended and supplemented by inserting the following paragraph at the end of each section:

“At 12:01 a.m. (New York City time) on March 9, 2020, the number of INXN shares validly tendered and not properly withdrawn pursuant to the offer satisfied the minimum condition, and all other conditions to the offer were satisfied or waived. Buyer has accepted for payment, and, as soon as practicable expects to pay for, all INXN shares validly tendered and not properly withdrawn prior to the expiration time. The offer has not been extended. Pursuant to Rule 14d-11 promulgated under the Exchange Act, Buyer has elected to provide a subsequent offering period of three business days, which commenced on March 9, 2020 and will expire at 12:01 a.m. (New York City time) on March 12, 2020. INXN shares validly tendered during the subsequent offering period will be accepted by Buyer and exchanged pursuant to the terms of the offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(G)	Press Release issued by Digital Realty Trust, Inc. dated March 9, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digital Realty Trust, Inc. with the SEC on March 9, 2020).

Participants in the Solicitation

DLR, INXN and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s stockholders and INXN’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of INXN and their ownership of INXN ordinary shares is set forth in INXN’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests are set forth in the Registration Statement and Exchange Offer Prospectus and other materials that are, or may later be, filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained from the SEC’s website, www.sec.gov. Investors may also consult DLR’s website for more information about DLR. DLR’s website is www.digitalrealty.com. Information included on this website is not incorporated by reference into the Schedule TO.

Note Regarding Forward-Looking Statements

DLR and INXN caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR and INXN. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the risk that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and INXN operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and INXN. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its Registration Statement on Form S-4 filed with the SEC on December 6, 2019, including Amendment No. 1 to its Registration Statement on Form S-4 filed with the SEC on January 7, 2020 and Amendment No. 2 to its Registration Statement on Form S-4 filed with the SEC on January 24, 2020, its annual report on Form 10-K for the year ended December 31, 2019 and (ii) the documents INXN has filed with or furnished to the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2020

Digital Intrepid Holding B.V.

By: Digital Realty Netherlands B.V., its managing director

By:	/s/ Jeannie Lee
	Name:	Jeannie Lee
	Title:	Managing Director

Digital Realty Trust, Inc.

By:	/s/ Andrew P. Power
	Name:	Andrew P. Power
	Title:	Chief Financial Officer